3/6/03

03002268

VF 3-4-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 8 2003

SEC FILE NUMBER
8- 40927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

104 S. Williams Avenue
(No. and Street)

Natchitoches (City) Louisiana (State) 71457 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol G. Thomas (318) 352-1551
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Johnson, Thomas & Cunningham, CPA's
(Name – *if individual, state last, first, middle name*)

321 Bienville Street (Address) Natchitoches (City) Louisiana (State) 71457 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 1 3 2003

OATH OR AFFIRMATION

I, Carol G. Thomas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas Financial Services, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carol Clock Thomas
Signature

President
Title

Catherine King
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOMAS FINANCIAL SERVICES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2002

THOMAS FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

Johnson, Thomas & Cunningham
Certified Public Accountants

Eddie G. Johnson, CPA – A Professional Corporation (1962-1996)

Mark D. Thomas, CPA – A Professional Corporation
Roger M. Cunningham, CPA – A Professional Corporation

321 Bienville Street
Natchitoches, Louisiana 71457
(318) 352-3652
Fax (318) 352-4447

INDEPENDENT AUDITORS' REPORT

Board of Directors
Thomas Financial Services, Inc.

We have audited the accompanying statement of financial condition of Thomas Financial Services, Inc., as of December 31, 2002, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and changes in cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas Financial Services, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements of Thomas Financial Services, Inc. taken as a whole. The accompanying financial information listed as "Supplementary Information" in the table of contents is presented for the purpose of additional analysis, and is not a required part of the financial statements of Thomas Financial Services, Inc. Such information has been subjected to the auditing procedures applied in the audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Johnson, Thomas & Cunningham

Johnson, Thomas & Cunningham, CPA's

February 14, 2003
Natchitoches, Louisiana

THOMAS FINANCIAL SERVICES, INC.
Statement of Financial Condition
December 31, 2002

ASSETS

Cash	$ 7,094
Deferred Tax Asset	2,320
Loans to officers	57,116
Total Assets	$66,530

The accompanying notes are an integral part of these financial statements.

THOMAS FINANCIAL SERVICES, INC.
Statement of Financial Condition
December 31, 2002

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued liabilities	$ 0
Total Liabilities	$ 0
Stockholder's Equity:	
Common stock, 10,000 shares authorized with $.01 par value, 4,500 shares issued and outstanding	$ 45
Additional paid-in capital	4,455
Retained earnings	62,030
Total Stockholder's Equity	$66,530
Total Liabilities and Stockholder's Equity	$66,530

The accompanying notes are an integral part of these financial statements.

THOMAS FINANCIAL SERVICES, INC.
Statement of Income
For the Year Ended December 31, 2002

Revenues:	
Sale of investment company shares	$17,172
Sale of variable annuities	568
Other	2,980
Total Revenues	$20,720
Expenses:	
Salaries	$ 8,000
Office expenses	5,492
Employee benefits	2,000
Repairs & maintenance	0
Rent	3,600
Taxes & licenses	1,582
Professional fees	1,450
Charitable contributions	224
Travel	2,770
Miscellaneous	50
Total Expenses	$25,168
Net Income Before Tax Provision	$ (4,448)
Income Tax Benefit-Deferred	667
Net Income (Loss)	$ (3,781)

The accompanying notes are an integral part of these financial statements.

THOMAS FINANCIAL SERVICES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2002

	Common Shares Outstanding	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance, December 31, 2001	4,500	$45	$4,455	$65,811	$70,311
Net Income (Loss)	0	0	0	(3,781)	(3,781)
Balance, December 31, 2002	4,500	$45	$4,455	$62,030	$66,530

The accompanying notes are an integral part of these financial statements.

THOMAS FINANCIAL SERVICES, INC.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2002

Subordinated liabilities at January 1, 2001	$0
Increases	0
Decreases	0
Subordinated liabilities at December 31, 2002	$0

The accompanying notes are an integral part of these financial statements.

THOMAS FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash Flows from Operating Activities:	
Net Income	$(4,448)
Adjustments to reconcile net income to net cash provided by operating activities -	
Decrease in Revenue Receivable	417
Decrease in Payroll Liabilities	(853)
Net Cash Provided by Operating Activities	$(4,884)
Cash Flows from Financing Activities:	
Loans to Officers	$ 4,134
Net Cash Provided by Financing Activities	$ 4,134
Net Increase in Cash	$ (750)
Cash at Beginning of Year	7,844
Cash at End of Year	$ 7,094

The accompanying notes are an integral part of these financial statements.

THOMAS FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2002

NOTE 1 - **Summary of Significant Accounting Policies:**

Thomas Financial Services, Inc. ("Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under SEC Rule 15c3-3 (K)(1). The Company's customer base is located primarily in Louisiana.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other revenue consists primarily of interest income on note receivable from officer.

Office equipment is recorded at cost of $6,148 less accumulated depreciation of $6,148. Depreciation was computed using an accelerated method over five years.

NOTE 2 - **Related Party Transactions:**

The Company has loans to officers of $57,116, which bears interest at 5% and is due on demand. Interest income related to the note was $4,149 in 2002. Fair value approximates carrying value at December 31, 2002. Fair value is determined by discounting future cash flows using current rates at which loans would be made to similar borrowers. A Company officer also provides office space and charges rent to the corporation.

NOTE 3 - **Net Capital Requirements:**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2002, and the procedures followed in making the periodic computation required. At December 31, 2002, the Company had net capital of approximately $7,094 and net capital requirements of $5,000. The ratio of aggregate indebtedness to net capital was 0. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

THOMAS FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2002

NOTE 6 - Income Taxes:

The provision for income tax expense for the year ended December 31, 2002 consists of:

	2002
Deferred	
Federal Tax Provision (Benefit)	$(667)
State Tax Provision (Benefit)	0
Total	$(667)

A reconciliation of income taxes based on the statutory rates to the provision for income taxes for the years ended December 31, 2002 and 2001, is as follows:

	2002
Federal statutory tax rate	(15.0%)
State income tax - net of federal tax benefits	0
Income tax expense (benefit)	(15.0%)

NOTE 7 - Possession or Control Requirements:

The Company adheres to the exemptive provisions of (S.E.C.) Rule 15c3-3 (K)(1) by not handling any customer funds or securities. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

NOTE 8 - Employees Defined Contribution Plan:

The Company has defined contribution plans for the benefit of eligible employees. Contributions to the plan are made at the discretion of the Board of Directors. Contributions for the year ended December 31, 2002, totaled $2,000.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2002

Schedule I

Thomas Financial Services, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2002

Net Capital:	
Total ownership equity qualified for net capital	$66,530
Add:	
Other deductions or allowable credits	0
Total Capital and Allowable Subordinated Liabilities	$66,530
Deductions and/or charges	
Non-allowable assets:	
Revenue Receivable	$ 0
Loan to officer	59,436
Total Deductions and/or Charges	$59,436
Net capital before haircuts on securities positions	$ 7,094
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)	0
Net Capital	$ 7,094
Aggregate Indebtedness:	
Items included in statement of financial condition	
Accrued liabilities	$ 0
Total Aggregate Indebtedness	$ 0

The preceding notes are an integral part of this supplemental information.

Schedule I (continued)

Thomas Financial Services, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2002

Computation of Basic Net Capital Requirement:

Minimum Net Capital Required (6 2/3% of Total Aggregate Indebtedness)	$ 0
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$5,000
Net Capital Requirement (greater of above two minimum requirement amounts)	$5,000
Net Capital in Excess of Required Minimum	$2,094
Excess Net Capital at 1000%	$7,094
Ratio: Aggregate Indebtedness to Net Capital	0

Reconciliation With Company's Computation:

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

The preceding notes are an integral part of this supplemental information.

Schedule II

Thomas Financial Services, Inc.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2002

Exemptive Provisions:

The Company is exempt from Rule 15c3-3 under section (k)(2)(1).

The preceding notes are an integral part of this supplemental information.

INDEPENDENT AUDITORS' REPORT

ON THE INTERNAL CONTROL STRUCTURE

REQUIRED BY SEC RULE 17a-5

FOR THE YEAR ENDED

DECEMBER 31, 2002

Johnson, Thomas & Cunningham
Certified Public Accountants

Eddie G. Johnson, CPA – A Professional Corporation (1962-1996)

Mark D. Thomas, CPA – A Professional Corporation
Roger M. Cunningham, CPA – A Professional Corporation

321 Bienville Street
Natchitoches, Louisiana 71457
(318) 352-3652
Fax (318) 352-4447

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Thomas Financial Services, Inc.

In planning and performing our audit of the financial statements of Thomas Financial Services, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Thomas Financial Services, Inc., that we considered relevant to the objectives states in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 or Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives. We also believe the Company was in compliance with the conditions of the exemption and no facts came to our attention indicating that such conditions had not been complied with during the year.

This report is intended solely for use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Johnson, Thomas & Cunningham

Johnson, Thomas & Cunningham, CPA's

February 14, 2003
Natchitoches, Louisiana